UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: November 11, 2010

EXHIBIT INDEX

Exhibit No.                   Description

99.1                                Announcement dated November 11, 2010, entitled “Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-resident Enterprises”.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING
AND PAYMENT OF ENTERPRISE INCOME TAX
FOR NON-RESIDENT ENTERPRISES

Reference is made to the announcement dated 14 May 2009 ("First Announcement") in which it was announced that CNOOC Limited (the “Company”) was likely to be regarded as a Chinese Resident Enterprise under applicable laws and regulations of the People's Republic of China (the “PRC”).

Further to the First Announcement, the board of directors of the Company (the “Board”) announces that the Company has recently received a formal reply from the State Administration of Taxation of the People's Republic of China confirming that the Company is regarded as a Chinese Resident Enterprise pursuant to the provisions of the "Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management", the "Enterprise Income Tax Law of the People's Republic of China" and the "Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People's Republic of China". Accordingly, the Company is required to withhold and pay Enterprise Income Tax for its non-resident enterprise shareholders.  Pursuant to the above laws and regulations, the Company is required to withhold 10% enterprise income tax when it makes distributions to its non-resident enterprise shareholders.  In respect of all shareholders whose names appear on the Company's register of members as at the relevant record dates who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will make the relevant distributions after deducting enterprise income tax of 10%.  The Company will not withhold and pay the income tax in respect of distributions payable to any natural person shareholders whose names appear on the Company's register of members on the relevant record date.  The Company is  the tax withholding agent bearing the obligation to withhold and pay such enterprise income tax.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 11 November 2010

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Yang Hua (Vice Chairman)	Edgar W. K. Cheng
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Fu Chengyu (Chairman)
Zhou Shouwei
Wu Zhenfang